                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                  (RULE 14D-1)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Johnston Industries, Inc.
                       (Name of Subject Company (Issuer))

                              JI Acquisition Corp.
                      (Names of Filing Persons (Offeror))

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   479368102
                     (CUSIP Number of Class of Securities)

                                 Roy R. Bowman
                              JI Acquisition Corp.
                      c/o CGW Southeast Partners IV, L.P.
                             Twelve Piedmont Center
                                   Suite 210
                             Atlanta, Georgia 30305
                                 (404) 816-3255
                (Name, Address, and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                              -------------------
                                    Copy to:
                             Sidney J. Nurkin, Esq.
                            Mark F. McElreath, Esq.
                               Alston & Bird LLP
                              One Atlantic Center
                             1201 W. Peachtree St.
                          Atlanta, Georgia 30309-3424
                                 (404) 881-7000
                              -------------------

                           CALCULATION OF FILING FEE
Transaction valuation*                              Amount of filing fee
----------------------                              --------------------

    $32,138,616                                           $6,427.72

----------------------                              --------------------

*For purposes of calculating amount of filing fee only. This amount assumes the purchase of 10,712,872 shares of common stock of Johnston Industries, Inc. at the offer price of $3.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      N/A                 Filing Party:      N/A
                       ----------------                       ----------------
Form or Registration No.:    N/A                 Date Filed:        N/A
                         --------------                     ------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.

      [ ] issuer tender offer subject to Rule 13e-4.

      [ ] going-private transaction subject to Rule 13e-3.

      [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Tender Offer Statement on Schedule TO is filed by JI Acquisition
Corp., a Delaware corporation (the "Purchaser") a wholly owned subsidiary of CGW Southeast Partners IV, L.P. ("CGW"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Johnston Industries, Inc., a Delaware corporation ("Johnston"), at $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     None of CGW, the Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdeameanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


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ITEM 12.  EXHIBITS.

EXHIBIT
-------
(a)(1)    Offer to Purchase dated April 7, 2000.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Notice of Guaranteed Delivery.
(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
          and Other Nominees.
(a)(5)    Form of Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.
(a)(6)    Text of Press Release issued by CGW and JI Acquisition on April 7,
          2000.
(a)(7)    Guidelines for Certification of Taxpayer Identification Number on
          Substitution Form W-9.
(a)(8)    Form of Summary Advertisement dated April 7, 2000.
(a)(9)    Text of press release issued by CGW and JI Acquisition on March 30,
          2000; filed with the Securities and Exchange Commission under cover of Schedule TO on March 30, 2000, and incorporated herein by reference.
(a)(10)   Text of press release issued by Johnston Industries, Inc. on April 7,
          2000.
(b)       None.
(d)       Purchase Agreement, dated as of March 30, 2000, among CGW Southeast
          Partners IV, L.P., JI Acquisition Corp. and Johnston Industries, Inc.
(g)       None.
(h)       None.



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ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

          Not Applicable.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    JI Acquisition Corp.

                                    By:    /s/ James A. O'Donnell
                                           ------------------------------

                                    Name:  James A. O'Donnell
                                           ------------------------------

                                    Title: Secretary and Treasurer
                                           ------------------------------


Dated: April 7, 2000


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